EXHIBIT 2.4

February 21, 2005
Certificate of Share Subscription

ECOSS Inc.

Number of shares subscribed	10,000 shares
Type of shares	Ordinary
Total amount subscribed	JPY 100,000,000
(Issued price per share is JPY 10,000.)

Based on ECOSS’ special meeting of shareholders held on August 23, 2004 and ECOSS’ meeting of the board of directors held on February 16, 2005, Chihiro Tsuyuki has undertaken the above shares as compensation for investment in kind, as noted below.

Investor:	Chihiro Tsuyuki

1. Based on the Loan Agreement dated January 27, 2005, the total principal balance of JPY100,000,000.